FIGX CAPITAL ACQUISITON CORP.

428 Greenwood Beach Road

Tiburon, CA 94920

June 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Knapp Mark Rakip Isabel Rivera Jeffrey Gabor

Re:	FIGX Capital Acquisition Corp.
Registration Statement on Form S-1
Filed May 21, 2025, as amended File No. 333-287453

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FIGX Capital Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on June 26, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Louis Gerken
Louis Gerken
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP